Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

ABILITY INC.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided

PROXY

▲ FOLD HERE ● DO NOT SEPARATE ● INSERT IN THE ENVELOPE PROVIDED▲

Please mark your votes like this	☒

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” THE ELECTION OF THE DIRECTOR NOMINEES NAMED IN PROPOSAL 1 AND IN THE PROXIES’ DISCRETION ON ANY OTHER MATTERS COMING BEFORE THE MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”:

1. Election of Directors

(1) Anatoly Hurgin	FOR all Nominees listed to the left	WITHHOLD AUTHORITY to vote (except as marked to the contrary for all nominees listed to the left)
(2) Alexander Aurovsky	☐	☐
(3) Amnon Dick
(4) Efraim Halevy
(5) Amos Malka
(6) Meir Moshe
(7) Shalom Singer

(Instruction: To withhold authority to vote for any individual nominee, strike a line through that nominee’s name in the list above)	THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTOR NOMINEES NAMED IN PROPOSAL 1.

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature _____________________________	Signature, if held jointly___________________	Date, _________	2016.

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Shareholders to be held December 19, 2016

The proxy statement is available at http://www.interceptors.com/

▲ FOLD HERE ● DO NOT SEPARATE ● INSERT IN THE ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ABILITY INC.

The undersigned revokes all previous proxies, acknowledges receipt of the notice of the 2016 Annual General Meeting of Shareholders of Ability Inc. (the “Meeting”) to be held December 19, 2016, and the proxy statement, appoints Anatoly Hurgin and Avi Levin, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Ability Inc., held of record by the undersigned at the close of business on November 14, 2016 at the Meeting, to be held on December 19, 2016 at 4:00 p.m. (Israel time) at our offices located at Yad Harutzim 14, Tel Aviv, Israel, 6770007 and at any adjournment or postponement thereof, with the same force and effect as the undersigned might or could do if personally present thereat.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ELECTING THE SEVEN NOMINEES TO THE BOARD OF DIRECTORS, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side)